UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 19, 2010

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Sub: Appointment of Director

We are pleased to inform you that the Board of Directors of the Company has appointed Mr. Vimal Bhandari as an Additional Director w.e.f. 15th January 2010. He is an Independent Director on the Board.

Mr. Bhandari will hold the office of Director till the next Annual General Meeting of the Company when his appointment as a Non - Executive Director and Independent Director will be placed for the approval of the Members of the Company in the Annual General Meeting.

Mr. Vimal Bhandari is a proficient and a proven top management professional with 25 years experience in a range of businesses in the financial services industry.  He is currently the Country Head of AEGON N.V., the large Dutch financial services player.

Prior to joining AEGON in mid-2004, Mr. Bhandari spent 17 years with IL&FS Ltd. of which 12 years were spent as the Executive Director on the Board of Directors of the company, being directly responsible for its financial services business. Additionally, he functioned as Non-Executive Director on IL&FS Group entities in the businesses of stock broking, private equity, infrastructure project development, and healthcare management services and as Director-In-Charge for the asset management and merchant banking subsidiaries.

Mr. Vimal Bhandari is a member of the Listing Committee and the Executive Committee of the NSE; a member of The National Council on Corporate Governance of CII and a member of the Executive Committee of FICCI.  He has, in the past, also served as a member of the F&O Committee of NSE, a member of the SEBI committee on policy initiatives for venture capital business, and a member of the accounting and disclosures committee.

Mr. Vimal Bhandari is a Chartered Accountant and has studied at the Bombay University. He has also attended advanced management programs at the International Institute of Management, Lausanne, Switzerland as a part of his continuing professional education.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: January 19, 2010	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary